UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 - 28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market - Approval of the corporate reorganization in General Shareholders’ Meeting”, dated on July 01, 2013

TELEFÔNICA BRASIL S.A.
Publicly-Held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. ("Telefônica" or “Company”) hereby informs that the General Shareholders’ Meeting held on this date approved the corporate reorganization as described in the Notice of Material Fact dated as of June 11, 2013, which approved the merger of (i) the spun-off net assets of Telefônica Data S.A. (“TData”); (ii) the portion of the spun-off equity of Vivo S.A., (iii) the portion of the spun-off equity of A. Telecom S.A.; and (iv) Telefônica Sistema de Televisão S.A., maintaining only two operating companies, namely, the Company and its wholly-owned subsidiary, TData.

As disclosed in the Material Fact, the corporate reorganization not resulted in an increase of the capital stock of the Company, nor in the issuance of new shares by the Company or in any change whatsoever in the equity interests currently held by the shareholders in the Company, in such manner that the approved reorganization did not entitle the shareholders of the Company to any withdrawal right, and there is no disruption in relation to the operations and the telecommunication services provided by the spun-off/merged companies to the clients, which services shall be provided by Telefônica, as successor thereof.

São Paulo, July 1st, 2013.

Paulo Cesar Pereira Teixeira
Investor Relations Officer
Telefônica Brasil S.A.
Telefônica Brasil – Investor Relations
Tel: +55 11 3430-3687
Email: ir.br@telefonica.com
Available information: www.telefonica.com.br/ir

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	July 01, 2013	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director